Stella Blu, Inc.

November 1, 2013

Filed Via Edgar

Maryse Mills-Apenteng

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Stella Blu, Inc.

Amendment Number 2

Form S-1

Filed October 7, 2013

File No. 333-190215

Dear Ms. Mills-Apenteng

This letter is in response to your letter dated October 28, 2013. Below we have noted the Staff’s comments in bold face type and our responses in regular type. The numbering corresponds to the comment numbers in the Staff’s letter.

Use of Proceeds, page 14

1.	We note your revisions in response to prior comments 5 and 6; however, the 25% column does not appear to clearly reflect your fixed offering expenses of approximately $30,000. Since the offering expenses will remain fixed regardless of the proceeds raised, resulting in a net loss to the company under the 25% scenario, it appears that you should revise your disclosure to more accurately reflect this potential outcome.

We have revised the table to reflect the fact that the offering expenses would exceed the amount raised in the event that we raise only $25,000 in the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 24

2.	Please revise your liquidity discussion to state clearly and unambiguously the number of months your current cash resources will fund and the additional dollar amount needed to fully fund 12 months of operations. Ensure that your disclosure in this section is consistent with your risk factor disclosure on page 5. In addition, it does not appear to be appropriate to include the statement that you “hope to receive up to $100,000” in your liquidity discussion given the nature of your best efforts, no minimum offering. Please revise accordingly.

We have revised the liquidity discussion to state clearly that without the funding from Mr. Eliyahu and without any funds from the offering, we have funds for only one or two months of operations. We have also stated that the $50,000 commitment from Mr. Eliyahu will be sufficient to fund 12 months of operations, whose cost we estimate at $42,000.

We have added a risk factor entitled “We may be dependent upon a demand loan by our chief executive officer for continued funding,” which specifically addresses the issue of the “repayable on demand” nature of Mr. Eliyahu’s commitment.

Finally, we have removed references to amounts that we hope or expect to raise in the offering from the liquidity discussion.

3.	We note your response to prior comment 9; please expand your disclosures in this section and in Risk Factors to discuss the risks associated with having a loan that is payable on demand. We also note that you did not file an executed loan agreement. Please file the executed loan agreement or advise.

We have added a risk factor entitled “We may be dependent upon a demand loan by our chief executive officer for continued funding,” which specifically addresses the issue of the “repayable on demand” nature of Mr. Eliyahu’s commitment.

We have filed an executed copy of the loan agreement with this Amendment.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commissions from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance with our compliance with the disclosure requirements.

Very truly yours,

Yoel Eliyahu

/s/

President, Chief Executive Officer, Treasurer and Director

Stella Blu, Inc.